July 19, 2024

Edward McGee
Chief Financial Officer
Grayscale Ethereum Trust (ETH)
c/o Grayscale Investments, LLC
290 Harbor Drive, 4th Floor
Stamford, Connecticut 06902

       Re: Grayscale Ethereum Trust (ETH)
           Preliminary Information Statement on Schedule 14C
           Filed April 23, 2024
           File No. 000-56193
Dear Edward McGee:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets
cc:   Dan Gibbons